EXHIBIT 16:1

September 21, 2004

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4.01 in Belden CDT Inc.’s Form 8-K/A filed on September 21, 2004, and have the following comments:

1.	We agree with the statements made in the first, third, and fourth paragraphs.

2.	We have no basis upon which to agree or disagree with the statements made in the first sentence of the second paragraph. However, we agree with the statements made in the second sentence of the second paragraph.

3.	We have no comments with respect to the statements made in the fifth and sixth paragraphs.

4.	We have no basis upon which to agree or disagree with the statements made in the seventh paragraph.

5.	We agree with the statements made in the first sentence of the eighth paragraph. However, we have no basis upon which to agree or disagree with the statements made in the second sentence of the eighth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP

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